EXHIBIT B

LIST OF EXECUTIVE OFFICERS AND DIRECTORS
OF MANAGEMENT U.S. FUND 2002 INC.

DIRECTOR	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Denis Dionne	Management U.S. Fund 2002 Inc. 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3	President

OFFICERS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Denis Dionne	Capital Technologies CDPQ Inc. 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3	President
Anne-Geneviève Béïque	Same	Assistant Corporate Secretary